On September 24, 2013, the Boards of Trustees of AllianzGI Equity & Convertible Income Fund (“NIE”) and AllianzGI Global Equity & Convertible Income Fund (“NGZ”) approved the reorganization of NGZ into NIE, pursuant to which NIE would continue as the surviving fund (the “Reorganization”). In approving the Reorganization, the Trustees of each of NIE and NGZ (the “Funds”) determined that the Fund’s participation in the proposed Reorganization would be in the best interests of the Fund and that the interests of the Fund’s shareholders would not be diluted as a result of the Reorganization.

At a shareholder meeting on January 14, 2014, shareholders of NIE and NGZ approved the Reorganization, and shareholders of NIE approved the issuance of additional shares of NIE in connection with the Reorganization. Prior to the opening of business on January 27, 2014, NIE acquired all assets and assumed the liabilities of NGZ. Pursuant to the Reorganization, each shareholder of NGZ received shares of NIE in an amount equal to the aggregate NAV of such shareholder’s shares of NGZ, as determined at the close of business on January 24, 2014. Cash was distributed for any fractional shares.